UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CEL-SCI Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

150837409

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☒ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150837409

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power 0
(6) Shared Voting Power 12,020,207
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 12,020,207
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,020,207 (see Item 4)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 4.999% (see Item 4)
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 150837409

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power 0
(6) Shared Voting Power 12,020,207
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 12,020,207
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,020,207 (see Item 4)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 4.999% (see Item 4)
(12)	Type of Reporting Person (See Instructions) IN; HC

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 13, 2011 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2011, each of the Reporting Persons may be deemed to have beneficial ownership of 12,020,207 shares of Common Stock, which consists of (i) 1,457,655 shares of Common Stock held for the account of Cranshire Capital Master Fund, (ii) 10,539,775 shares of Common Stock issuable upon exercise of the Master Fund Warrant, and (iii) 22,777 shares of Common Stock issuable upon exercise of the Third Cranshire Warrant, and all such shares of Common Stock represent beneficial ownership of approximately 4.999% of the Common Stock, based on (1) 229,889,691 shares of Common Stock issued and outstanding on December 9, 2011, as reported in the Form 10-K filed by the Issuer on December 23, 2011, plus (2) 10,539,775 shares of Common Stock issuable upon exercise of the Master Fund Warrant, and (3) 22,777 shares of Common Stock issuable upon exercise of the Third Cranshire Warrant.

The foregoing excludes (I) 1,160,225 shares of Common Stock issuable upon exercise of the Master Fund Warrant because the Master Fund Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Master Fund Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (II) 300,000 shares of Common Stock issuable upon exercise of the Managed Account Warrant because the Managed Account Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Managed Account Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (III) 320,818 shares of Common Stock issuable upon conversion of the Note because the Note contains a blocker provision under which the holder thereof does not have the right to convert the Note to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof or any of its affiliates of more than 4.9% of the Common Stock, (IV) 833,333 shares of Common Stock issuable upon exercise of the First Cranshire Warrant because the First Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the First Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.9% of the Common Stock, (V) 794,944 shares of Common Stock issuable upon exercise of the Second Cranshire Warrant because the Second Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.9% of the Common Stock, and (VI) 171,022 shares of Common Stock issuable upon exercise of the Third Cranshire Warrant because the Third Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Third Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof and the holder’s affiliates and any other persons whose beneficial ownership would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, of more than 4.999% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may be deemed to have beneficial ownership of 15,600,549 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 12,020,207.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 12,020,207.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑ .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012
CRANSHIRE CAPITAL ADVISORS, LLC

	By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin